UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: August 11, 2016

Commission file number 1-33198

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1- Information Contained in this Form 6-K Report

This Form 6-K Report presents certain information relating to the consolidated results of operations for Teekay Corporation (Teekay or the Company) for the quarter ended June 30, 2016. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company, which are referred to in this report as Teekay Parent.

Teekay Corporation Consolidated

The Company’s consolidated results decreased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to lower revenues from Teekay Parent related to the lay-up of the Polar Spirit and Arctic Spirit LNG carriers; lower income and cash flows in Teekay LNG as a result of the sales of two conventional tankers in April and May 2016; lower income and cash flows in Teekay Offshore due to off-hire during the second quarter of 2016 related to damage to the gangway of the Arendal Spirit UMS (which has been repaired and returned to operations in early-July 2016), the redelivery of the Varg FPSO and a provision made with respect to retroactive claims from the charterer of the Piranema Spirit FPSO; and lower income and cash flows in Teekay Tankers due to lower spot tanker rates. Consolidated income from vessel operations was also reduced in the second quarter of 2016 due to asset impairment charges associated with Teekay Offshore’s cancellation of two UMS newbuildings and two conventional tankers to be sold by Teekay Parent and Teekay Tankers, respectively. Please refer to footnote (2) of the summary consolidated statements of (loss) income included in this report for further details.

These decreases were partially offset by higher income and cash flows as a result of Teekay Tankers’ acquisition of 19 modern conventional tankers during 2015 and higher income and cash flows from vessel operations from Teekay LNG as a result of the delivery of Creole Spirit MEGI LNG carrier newbuilding, which commenced its five-year charter contract with Cheniere Energy in late-February 2016 and the favorable settlement of a disputed charter contract termination related to one of the vessels in Teekay LNG’s 52 percent-owned MALT LNG joint venture with Marubeni Corporation.

Teekay Parent

The distributions and dividends received by Teekay Parent from Teekay’s publicly-listed subsidiaries for the quarter ended June 30, 2016 decreased to $10.7 million, compared to $45.3 million for the same period of the prior year, primarily due to the reductions in quarterly general partner and limited partner cash distributions received from Teekay Offshore and Teekay LNG as a result of the temporary reduction in cash distributions on Teekay Offshore’s and Teekay LNG’s common units announced in December 2015, partially offset by an increase in cash dividends received from Teekay Tankers. For the second quarter of 2016, Teekay Tankers declared and paid a dividend of $0.06 per share, an increase from $0.03 per share in the same period of the prior year. In connection with the financing initiatives recently completed by Teekay Offshore (as described below), Teekay Parent agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to Teekay Corporation, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore.

Summary Results of Daughter Entities

Teekay Offshore Partners

Teekay Offshore’s results decreased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to the off-hire of the Arendal Spirit UMS as a result of damage to the unit’s gangway (the unit was subsequently repaired and returned to operations in early-July 2016), the redelivery of the Varg FPSO (which left its field at the end of July 2016), a provision made with respect to retroactive claims from the charterer of the Piranema Spirit FPSO, shuttle tanker contract expirations on a long-term contract of affreightment and a time-charter out contract over the past year, and the sale of two conventional tankers and sale-leaseback on two additional conventional tankers in 2015 and 2016. These decreases were partially offset by the acquisition of the Knarr FPSO unit in July 2015 and the commencement of the East Coast Canada shuttle tanker contracts in June 2015.

Teekay LNG Partners

Teekay LNG’s results increased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to the favorable settlement of a disputed charter contract termination related to one of the vessels in Teekay LNG’s 52 percent-owned MALT LNG joint venture with Marubeni Corporation, of which Teekay LNG’s share was $20.3 million, and the delivery of the Creole Spirit MEGI LNG carrier newbuilding, which commenced its five-year charter contract with Cheniere Energy in late-February 2016. These increases were partially offset by lower revenues for two other vessels in the MALT LNG joint venture, lower revenues from two Suezmax tankers upon the charterer exercising its one-year extension options between September 2015 and January 2016, and the sales of two conventional tankers in April and May 2016.

Teekay Tankers

Teekay Tankers’ results decreased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the second quarter of 2016 compared to the same period of the prior year, partially offset by an increase in fleet size as a result of the acquisition of 19 modern, mid-size tankers during 2015.

Summary of Recent Events

Teekay Parent

In addition to a series of financing initiatives at Teekay Offshore (see details below), in May and June 2016, Teekay Parent completed various initiatives to increase its financial strength and flexibility, including:

•	refinancing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit very large crude carrier (VLCC);

•	selling Teekay Parent’s 50 percent interest in three Infield Support Vessel Tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•	issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Corporation’s founder, including Resolute Investments, Inc. (Resolute), Teekay Corporation’s largest shareholder.

In June 2016, Teekay Parent reached an agreement to sell the 2011-built Shoshone Spirit VLCC for gross proceeds of approximately $63 million, which is expected to continue operating under its existing time-charter contract earning $49,000 per day until its delivery to the buyer between September and October 2016.

In July 2016, Teekay Parent secured a short-term charter commencing in August 2016 for the Polar Spirit LNG carrier, which Teekay Parent has chartered-in from Teekay LNG under a time charter contract.

The Hummingbird Spirit FPSO was previously operating in the latter part of its charter contract with Centrica Energy (Centrica) whereby Centrica could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Centrica to extend the firm period to September 2017 (with charterer’s right to terminate no earlier than March 1, 2017) in exchange for a lower fixed charter rate plus upside through an oil price tariff. The contract amendment took effect on July 1, 2016.

Teekay Offshore

Between April and June 2016, Teekay Offshore completed a series of financing initiatives to fund its unfunded capital expenditures and upcoming debt maturities, including:

•	obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore’s existing Norwegian Kroner senior unsecured bonds, previously due in January 2017 and January 2018;

•	agreeing with Teekay Corporation that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid on Teekay Offshore’s common units to Teekay Corporation, including Teekay Offshore’s general partner, will instead be paid in common units;

•	extending to January 2019 the maturity date of $200 million of existing intercompany loans made by Teekay Parent to Teekay Offshore which Teekay Offshore will pay Teekay Parent interest at a rate of 10.0% per annum;

•	issuing $200 million of equity consisting of (i) $100 million of its 10.5% Series D Cumulative Convertible Perpetual Preferred Units with a two-year payment-in-kind option to be settled in common units plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, to institutional investors and affiliated parties, including Teekay Parent, which invested $26 million, and two entities established by Teekay Corporation’s founder, including Resolute, and (ii) $100 million of common units at a price of $4.55 per unit to institutional investors;

•	cancelling the shipyard contracts for the two remaining UMS newbuildings; and

•	amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extend existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds that have been extended.

As part of completing the financing initiatives, Teekay Offshore secured a payment-in-kind option by agreeing to convert $46 million of face value of the $250 million of the outstanding 8.60% Series C Cumulative Convertible Preferred Units (Series C Preferred Units) for approximately 8.3 million common units, and the remaining $204 million of outstanding Series C Preferred Units for approximately 8.5 million of Teekay Offshore’s newly issued 8.60% Series C-1 Cumulative Convertible Preferred Units (Series C-1 Preferred Units) that also include a two-year payment-in-kind option.

In April 2016, during the process of lifting the gangway connecting the Arendal Spirit UMS to an FPSO unit, the gangway of the Arendal Spirit UMS suffered extensive damage, resulting in the UMS being declared off-hire under its charter contract. The gangway has now been replaced and undergone extensive testing, and the unit returned to operations in early-July 2016.

Teekay LNG

On August 1, 2016, Teekay LNG’s second MEGI LNG carrier newbuilding, Oak Spirit, commenced its five-year fee-based contract with Cheniere Energy.

In July 2016, Teekay LNG reached an agreement with Daewoo Shipbuilding and Marine Engineering (DSME) which provides Teekay LNG with an option to defer delivery of its unchartered MEGI LNG carrier, Torben Spirit, from its original delivery date of February 2017 to December 2017. Teekay LNG is currently pursuing employment opportunities for this vessel and will decide in late-2016 on whether to defer the delivery.

Teekay Tankers

In June 2016, Teekay Tankers entered into an agreement to sell one of its non-core MR product tankers, the 2004-built Teesta Spirit, to a third party for gross proceeds of approximately $14 million. The vessel is expected to be delivered in mid-August 2016.

Since May 2016, Teekay Tankers has entered into time charter-out contracts for one Suezmax tanker and two Aframax tankers and a time-charter swap agreement, which effectively provides a fixed charter rate on one Aframax vessel-equivalent. These contracts have an average rate of approximately $24,800 per day with firm contract periods ranging from 11 to 24 months. Three contracts commenced in June and July 2016 and the remaining contract is expected to commence in the third quarter of 2016.

Liquidity

As at June 30, 2016, Teekay Parent had total liquidity of $341.6 million (consisting of $223.5 million of cash and cash equivalents and $118.1 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $1.1 billion (consisting of $789.7 million of cash and cash equivalents and $327.0 million of undrawn revolving credit facilities).

Forward-Looking Statements

This report contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the sale of the Shoshone Spirit VLCC, including the continuation of the charter until completion of the sale and the financial impact of the sale on Teekay Parent’s financial leverage; the impact of Teekay Offshore’s and Teekay LNG’s growth projects on cash flow from vessel operations; the expected timing of the sale of the Teesta Spirit by Teekay Tankers; and the expected timing for commencement of Teekay Tankers’ charter contract. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of such financing initiatives; changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; delays in commencement of operations of FPSO and FSO units at designated fields; Teekay LNG’s and Teekay LNG’s joint ventures’ ability to secure financing for its existing newbuildings and projects; changes in the Company’s expenses; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015.

The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation

Summary Consolidated Statements of (Loss) Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues(1)	587,619	641,108	592,797	1,228,727	1,138,659
Voyage expenses	(28,299)	(31,590)	(23,890)	(59,889)	(49,560)
Vessel operating expenses	(205,655)	(215,861)	(201,370)	(421,516)	(385,573)
Time-charter hire expense	(38,314)	(39,603)	(30,333)	(77,917)	(55,260)
Depreciation and amortization	(141,079)	(144,157)	(128,199)	(285,236)	(240,903)
General and administrative expenses	(29,871)	(32,967)	(33,730)	(62,838)	(71,684)
Asset impairments(2)	(62,605)	—	(500)	(62,605)	(15,996)
(Loss) gain on sale of vessels and equipment	—	(27,619)	—	(27,619)	1,643
Restructuring charges	(5,818)	(13,986)	742	(19,804)	(8,384)

Income from vessel operations	75,978	135,325	175,517	211,303	312,942
Interest expense	(73,255)	(72,203)	(62,388)	(145,458)	(113,734)
Interest income	1,042	1,322	1,199	2,364	2,729
Realized and unrealized (loss) gain on derivative instruments(3)	(89,272)	(107,621)	63,752	(196,893)	(19,634)
Equity income	37,219	15,417	39,901	52,636	60,650
Income tax (expense) recovery	(1,423)	(1,076)	(752)	(2,499)	243
Foreign exchange (loss) gain	(15,157)	(10,514)	(1,604)	(25,671)	15,906
Other (loss) income – net(2)	(21,436)	150	(389)	(21,286)	(14)

Net (loss) income	(86,304)	(39,200)	215,236	(125,504)	259,088
Less: Net loss (income) attributable to non-controlling interests	8,495	(9,584)	(149,324)	(1,088)	(202,940)

Net (loss) income attributable to shareholders of Teekay Corporation	(77,809)	(48,784)	65,912	(126,592)	56,148

(Loss) earnings per common share of Teekay
– Basic	$(1.14)	$(0.67)	$0.91	$(1.74)	$0.77
– Diluted	$(1.14)	$(0.67)	$0.90	$(1.74)	$0.77

Weighted-average number of common shares outstanding
– Basic	72,945,635	72,742,426	72,697,121	72,844,031	72,623,503
– Diluted	72,945,635	72,742,426	73,477,680	72,844,031	73,379,228

(1)	The restructuring charges for the three months and six months ended June 30, 2016 primarily relate to the closure of offices and seafarers severance amounts, part of which were recovered from the customer and included in revenues in the consolidated statements of (loss) income for the three and six months ended June 30, 2016. The restructuring charges for the three and six months ended June 30, 2016 also include costs related to the reorganization of the Company’s FPSO business.
(2)

The Company recognized asset impairments of $62.6 million for the three and six months ended June 30, 2016 relating to the write-downs of one Medium-Range tanker owned by Teekay Tankers and one VLCC owned by Teekay Parent as these two vessels were classified as held for sale as at June 30, 2016, as well as two UMS newbuildings as a result of the cancellation of the related construction contracts by Teekay Offshore’s subsidiaries within Logitel Offshore. In addition, Teekay Offshore, in accordance with GAAP, accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other (loss) income – net for the three and six months ended June 30, 2016. The newbuilding contracts are held in separate subsidiaries of Teekay Offshore and obligations of these subsidiaries are non-recourse to Teekay Offshore. The Company recognized asset impairments of $0.5 million for the three months ended June 30, 2015 relating to the expiration of one of Teekay Offshore’s UMS newbuilding options and $15.5 million for the six months ended June 30, 2015 related to the impairment of two older shuttle tankers owned by Teekay Offshore.
(3)	Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of (loss) income. The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(22,409)	(23,180)	(27,205)	(45,589)	(55,094)
Termination of interest rate swap agreements	—	(8,140)	—	(8,140)	—
Foreign currency forward contracts	(2,336)	(4,996)	(4,232)	(7,332)	(9,660)
Time-charter swap agreements	126	—	—	126	—

	(24,619)	(36,316)	(31,437)	(60,935)	(64,754)

Unrealized (losses) gains relating to:
Interest rate swaps	(62,817)	(81,054)	83,986	(143,871)	40,326
Foreign currency forward contracts	1,093	13,971	9,386	15,064	3,057
Stock purchase warrants	(4,274)	(4,222)	1,817	(8,496)	1,737
Time-charter swap agreements	1,345	—	—	1,345	—

	(64,653)	(71,305)	95,189	(135,958)	45,120

Total realized and unrealized (losses) gains on non-designated derivative instruments	(89,272)	(107,621)	63,752	(196,893)	(19,634)

Teekay Corporation

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at June 30, 2016 (unaudited)	As at March 31, 2016 (unaudited)	As at December 31, 2015 (unaudited)
ASSETS
Cash and cash equivalents – Teekay Parent	223,474	139,888	221,021
Cash and cash equivalents – Teekay LNG	127,498	114,145	102,481
Cash and cash equivalents – Teekay Offshore	380,718	335,751	258,473
Cash and cash equivalents – Teekay Tankers	58,018	68,374	96,417
Other current assets	478,165	553,758	497,362
Restricted cash – Teekay Parent	3,085	4,234	3,528
Restricted cash – Teekay LNG	110,424	106,190	111,519
Restricted cash – Teekay Offshore	28,530	22,700	60,520
Restricted cash – Teekay Tankers	1,000	1,000	870
Assets held for sale	75,562	—	55,450
Vessels and equipment – Teekay Parent	638,108	730,503	748,963
Vessels and equipment – Teekay LNG	1,720,342	1,737,095	1,683,292
Vessels and equipment – Teekay Offshore	4,178,593	4,250,285	4,348,535
Vessels and equipment – Teekay Tankers	1,706,288	1,746,180	1,767,925
Advances on newbuilding contracts/conversions	889,617	836,756	817,878
Derivative assets	6,080	10,726	17,924
Investment in equity accounted investees	984,601	906,588	905,159
Investment in direct financing leases	672,748	674,896	684,129
Other assets	407,820	387,769	399,322
Intangible assets	95,698	99,766	111,909
Goodwill	176,630	176,630	168,571

Total Assets	12,962,999	12,903,234	13,061,248

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	474,036	443,554	476,490
Current portion of long-term debt – Teekay Parent	105,423	233,462	249,791
Current portion of long-term debt – Teekay LNG	290,568	199,575	201,743
Current portion of long-term debt – Teekay Offshore	574,575	615,803	485,069
Current portion of long-term debt – Teekay Tankers	151,761	158,346	174,047
Long-term debt – Teekay Parent	719,424	605,076	606,607
Long-term debt – Teekay LNG	1,828,964	2,019,645	1,856,593
Long-term debt – Teekay Offshore	2,666,656	2,675,444	2,878,805
Long-term debt – Teekay Tankers	892,509	930,077	990,558
Derivative liabilities	766,603	681,437	681,623
In process revenue contracts	136,367	143,133	150,799
Other long-term liabilities	359,345	329,515	352,378
Redeemable non-controlling interest	248,317	254,631	255,671
Equity:
Non-controlling interests	2,866,027	2,751,911	2,782,049
Stockholders of Teekay	882,424	861,625	919,025

Total Liabilities and Equity	12,962,999	12,903,234	13,061,248

Teekay Corporation

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	306,842	336,314

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,147,647	1,143,442
Prepayments of long-term debt	(1,068,937)	(395,199)
Scheduled repayments of long-term debt	(496,034)	(282,391)
Decrease in restricted cash	34,681	4,296
Net proceeds from equity issuances of subsidiaries	168,752	187,576
Equity contribution from joint venture partner	—	5,500
Issuance of common stock upon exercise of stock options	96,163	1,158
Distribution from subsidiaries to non-controlling interests	(62,403)	(164,808)
Cash dividends paid	(8,003)	(45,910)
Other	(8,570)	(5,878)

Net financing cash flow	(196,704)	447,786

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(269,109)	(873,274)
Proceeds from sale of vessels and equipment	149,582	8,918
(Advances) Repayments to joint ventures and joint venture partners	(13,536)	16,768
Investment in equity accounted investments	(56,578)	(8,604)
Proceeds from sale-lease back of a vessel	179,434	—
Increase in restricted cash	—	(42,048)
Other investing activities	11,385	15,121

Net investing cash flow	1,178	(883,119)

Increase (decrease) in cash and cash equivalents	111,316	(99,019)
Cash and cash equivalents, beginning of the period	678,392	806,904

Cash and cash equivalents, end of the period	789,708	707,885

Teekay Corporation

Supplemental Financial Information

Teekay Parent Summary Operating Results For the Three Months Ended June 30, 2016

(in thousands of U.S. dollars)

(unaudited)

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other(1)	Corporate G&A	Teekay Parent Total
Revenues	4,508	5,026	58,600	14,970	—	83,104
Voyage expenses	(44)	(6)	(9)	(882)	—	(941)
Vessel operating expenses	(739)	(1,954)	(38,004)	(6,131)	—	(46,828)
Time-charter hire expense	—	(5,384)	(7,448)	(11,521)	—	(24,353)
Depreciation and amortization	(847)	—	(17,798)	113	—	(18,532)
General and administrative expenses	(20)	(181)	(3,110)	1,999	(3,103)	(4,415)
Asset impairments	(12,535)	—	—	—	—	(12,535)
Restructuring charges	—	—	(574)	(3,722)	—	(4,296)

Loss from vessel operations	(9,677)	(2,499)	(8,343)	(5,174)	(3,103)	(28,796)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013

•	REGISTRATION STATEMENT ON FORM F-4 (NO. 333-211069) FILED WITH THE SEC ON MAY 2, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 11, 2016	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)